Contact

www.linkedin.com/in/rexmalhotra
(LinkedIn)

Top Skills

Bioconvergence

Teamwork

Communication

Certifications

Digital Biology

Blockchain Strategy

Patents

Delivery and Fixation of Surgical Implants

Medical Implants and Fabrication of Medical Implants

Transcribing dictation containing private information

Methods and Systems for Management of Blockchain-Based Computer-Enabled Networked Ecosystem

Implantable Medical System

Raj Malhotra

Deep Science Founder | Bioconvergence Pioneer | Enterprise Builder

Greater Boston

Summary

• 4x-founder with vast experience taking nascent ideas and transforming them into world-class enterprises.

• Skilled builder of start-ups and teams within Fortune 500 companies that generated outsize returns from modest investments in edge technologies and innovation.

• Passionate leader who is tenacious about creating a future where planet and humanity can thrive through the convergence of deep science and high impact venture development.

• Balanced manager who seamlessly blends rigor with emotional agility to execute a project plan. • Proven fundraiser who knows how to attract investors, craft a compelling narrative, and sequence investments and M&A. (Raised $30MM+ from institutional investors as tech founder and CEO.)

• Intellectually curious innovator with multiple advanced degrees in the humanities and natural and social sciences. (Harvard Biotech, Kellogg MBA; Cornell MEng; Cornell BS integrating Physics and Literature.)

• Community builder, startup mentor, keynote speaker, and board director, with a network of creators, scientists, and advocacy groups.

• Mobilizer of movements and creator of trends in industries that are primed for disruption.

Experience

Smartweave Inc
Founder and Chairman
January 2022 - Present (3 years 11 months)
Boston, Massachusetts, United States

Structured bio-convergence startup developing bioengineered solutions for connective tissue restoration. Smartweave is a cutting-edge medical device design platform that leverages AI and visual technology to produce the first personalized, bio-compatible implants for soft tissue repair and regeneration.

• Innovated high value technologies and IP at the confluence of systems biology, AI, virtual twins, and 3D printing for tailoring implants to each patient's specific anatomical and physiological needs
• Assembled exceptional team of surgeons from Stanford, Harvard, and Maastricht with top-tier bioengineering and AI experts, and regulatory compliance specialists
• Secured $8MM in commitments from Dassault Systemes (the world's leading visual technology company), Puerto Rico Science & Technology Trust, and Department of Economic Development and related financial partners.

Biovergence Inc.
Co-Founder
July 2024 - Present (1 year 5 months)
New York, NY, San Juan, Puerto Rico and Bengaluru, India

Formed a consortium that's pioneering the next evolution of bioscience commercialization by leveraging AI, bioengineering, next-gen computing, and sustainable materials for accelerating discovery and building transformative, scalable enterprises. Besides Smartweave, the initial cohort comprises a micro-fluidics-powered CRISPR solutions to turbocharge bio surveillance; an mRNA therapeutics platform for for insect-borne viral vectors, and an AI-driven neural linking company. We aim to grow the consortium to 30+ companies by 2026 while rapidly growing our collective valuation and impact.

InvenTrust
CEO
January 2017 - August 2021 (4 years 8 months)
Boston, MA

• Conceptualized and founded company providing trusted exchange infrastructure with applications in domains ranging from COVID-19 supply chains to additive manufacturing networks.
• Attracted top-tier team and partners for ecosystem development, product management, and blockchain and AI innovation.
• Closed initial sponsors that included World Intellectual Property Organization, the UN Climate Technology Network, major multinationals, and applications development ranging from vaccine distribution to distributed aerospace manufacturing.
• Evolved to Veryverse that provided AI-based tools for appraising digital assets and to advisory services for secure and trusted generative AI implementations.

IPEngine
Co-Founder
2008 - 2016 (8 years)
Greater Boston Area

Built and grew start-up into a leading advisory patent analytics firm.
Differentiated start-up by combining competencies in building sector-specific patent portfolios, data-driven insight solutions, and venture incubation.
Led the delivery of 800+ client engagements to clients ranging from Fortune 50 companies to venture-backed startups spanning mobile, internet software, energy, and medtech by assembling invention and prosecution processes. Managed an international team of scientists, financial analysts, data specialists, and business developers
Partnered with major intellectual property law firms, and patent and technology specialists in the US, EU, and Asia to create a world-class expert network for rapidly scaling client R&D programs.

Spryance
Founder and CEO
2000 - 2007 (7 years)
Boston, MA, Berkeley, CA, and Mumbai, India

Founded and developed an outsourcing services company into a category leader in a sector where many prior players had faltered by becoming the highest quality, lowest cost provider. Company is now part of Nuance Inc. (NASDAQ: NUAN recently acquired by Microsoft)
• Built organization to serve over 200 hospitals and clinics in the US and UK through a 2500-person, internet-enabled workforce that comprised of mostly home-based professionals in South Asia.
• Raised $20MM in private equity from venture investors. These included the IFC / World Bank that invested due to the social impact generated by the Company's pioneering workforce infrastructure. Grew company from 0 to $30MM through both organic sales and acquisition.
• Invented core elements of disruptive technology platform for managing medical documents across a distributed network of service providers and clients and analyzing drug and protocol data for insights.

HLM Group Pvt. Ltd.
Investor
1997 - 1999 (2 years)
New Delhi Area, India

Re-structured a family owned enterprise to focus its holdings in commercial real estate. Grew profits by 300% within 2 years. The company continues to thrive as a closely held family office.

Polaroid
Technology Development Manager
1992 - 1996 (4 years)
Greater Boston Area

Catalyzed rapid product delivery cycles for imaging products that contributed 40% of Polaroid's revenue and resulted in 25 new product launches. Facilitated the company's transition to total quality management across R&D and manufacturing while reporting to the company's CTO. Promoted 3 times from initial engineering roles to executive management.

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Education

Harvard University
MS and possibly PhD Student, Digital Biology

Northwestern University - Kellogg School of Management
Master of Business Administration (MBA), Entrepreneurship/Entrepreneurial Studies

Cornell University
Master of Engineering (MEng), Electrical, Electronics and Communications Engineering

Cornell University
Bachelor of Science (BS), Electrical and Electronics Engineering